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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Porter Airlines Orders a Further 20

Embraer E195-E2s to Support Major Expansion Plan

Farnborough, UK, July 19, 2022 – Porter Airlines has placed a firm order for 20 Embraer E195-E2 passenger jets, adding to their existing 30 firm orders. Porter will use the E195-E2 to extend its award-winning service to destinations throughout North America. The deal, with a list price value of US$1.56 billion, brings Porter’s orders with Embraer to a total of up to 100 E195-E2 aircraft, with 50 firm commitments and 50 purchase rights.

In 2021, Porter ordered 30 Embraer E195-E2 jets, with purchase rights for a further 50 aircraft, worth US$5.82 billion at list price, with all options exercised.

Michael Deluce, President and CEO of Porter Airlines said, “Embraer has a proven aircraft, representing the best of environmental efficiency, operating performance and passenger comfort. We are in final preparations to introduce the E195-E2 to North America, joining other global airlines already benefiting from its use. The aircraft will become core to our fleet, as Porter reshapes passenger expectations for air travel in same way we did over 15 years ago. Announcements are forthcoming that will detail our initial routes, in-flight product and other details.”

Arjan Meijer, President and CEO Embraer Commercial Aviation, said, “Porter Airlines’ ambition for growth while delivering an upgraded passenger experience is set to shake up the industry in North America. With 50 E2s now on firm order, Porter is set to make a stunning debut as North American launch customer for the E195-E2. Their commitment today to a further 20 jets, so soon after their first order, demonstrates the unbeatable performance and economics of the E2 family; the quietest and most fuel-efficient aircraft in the segment. The E195-E2 also delivers 25% lower carbon emissions than previous generation aircraft.”

Porter Airlines will be the North American launch customer for Embraer’s newest family of jets, the E2. Porter’s investment is set to disrupt Canadian aviation; enhancing competition, elevating passenger service levels and creating as many as 6,000 new jobs. Porter intends to deploy the E195-E2s to popular business and leisure destinations throughout Canada, the United States, Mexico and the Caribbean, from Ottawa, Montreal, Halifax and Toronto Pearson International Airport.

Porter’s first delivery and entry into service is scheduled starting in the second half of 2022. The E195-E2 accommodates between 120 and 146 passengers. Configuration plans for Porter’s E2s will be revealed in due course.

Follow us on Twitter: @Embraer

Photography: https://embraer.imagerelay.com/ml/6490371363bc4f5aac47c870d8692eff

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

About Porter

Porter Airlines provides a warm and effortless approach to hospitality, restoring glamour and refinement to air travel. Porter is an Official 4 Star Airline® in the World Airline Star Rating®.

The airline currently offers flights to Toronto, Ottawa, Montreal, Quebec City, Fredericton, Moncton, Halifax, St. John’s, Thunder Bay, Sault Ste. Marie, Sudbury, Timmins, Windsor, New York (Newark), Chicago (Midway), Boston and Washington (Dulles), and has seasonal flights to Mt. Tremblant, Que., Muskoka, Ont., and Myrtle Beach, S.C.

More information on Porter, including a downloadable multimedia library, is available at the Media Centre. Details of growth plans to provide North America-wide service are available at flyporter.com.

Visit www.flyporter.com or follow @porterairlines on Instagram, Facebook and Twitter.

Media contacts:

media@flyporter.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations